[Buchanan Ingersoll Letterhead]


Vincent A. Vietti                                 Eleven Penn Center, 14th Floor
215-665-3860                                      1835 Market Street
viettiva@bipc.com                                 Philadelphia, PA 19103-2985

                                                  Telephone: 215-665-8700
                                                  Fax: 215-655-8760

                                  July 31, 1998



Mr. Richard K. Wulff, Chief
Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

        Re:    USA Finance, Inc.
               Form SB-2 filed January 22, 1997
               File No. 333-21115

Dear Mr. Wulff:

     We are in receipt of your July 6, 1998 correspondence to Stephen E. Michaelson, the former Chief Executive Officer of USA Finance, Inc. (the "Company") with respect to the above-referenced matter. For the reasons explained below, the Company hereby makes application to withdraw the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act").

     On or about March 30, 1998, the Company and each of its subsidiaries filed a Voluntary Petition with the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of Title XI of the United States Code. Inasmuch as the Company is currently undergoing an orderly liquidation, there is no need to update the Registration Statement. Accordingly, the Company believes that it is in the best interest of the Company, its stockholders and creditors not to incur the expenses required to update the Registration Statement and to simply withdraw the Registration Statement.

July 31, 1998
Page -2-


     Should you need any additional information or have any questions regarding the above, please call me directly at (215) 665-3860.



                                          Very truly yours,

                                          BUCHANAN INGERSOLL
                                          PROFESSIONAL CORPORATION



                                          By: /s/ Vincent A. Vietti
                                              -------------------------
                                                  Vincent A. Vietti

VAV/kmc
cc:  Donald J. Rinehart, Esquire
     Ms. Carrie Sommer
     President,
     USA Finance, Inc.